UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

Turquoise Hill Resources Ltd.

(formerly Ivanhoe Mines Ltd.)

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

46579N

(CUSIP Number)

Eleanor Evans

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

+44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorised to Receive Notices and Communications)

with copy to:

Thomas B. Shropshire, Jr.

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

+44 (0) 20 7456 3223

January 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46579N

1	NAME OF REPORTING PERSON. Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,021,966,440 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,021,966,440 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,021,966,440 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 46579N

1	NAME OF REPORTING PERSON. Rio Tinto International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,021,966,440 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,021,966,440 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,021,966,440 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 46579N

1	NAME OF REPORTING PERSON. 7999674 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,021,966,440 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,021,966,440 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,021,966,440 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 46579N

1	NAME OF REPORTING PERSON. 46117 Yukon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (c) ☐ (d) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,021,966,440 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,021,966,440 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,021,966,440 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 46579N

1	NAME OF REPORTING PERSON. 535630 Yukon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,021,966,440 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,021,966,440 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,021,966,440 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer

This Amendment No. 23 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”, and together with Rio Tinto, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc., the “Rio Tinto Companies”) on November 3, 2006, and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009, March 4, 2010, July 7, 2010, September 13, 2010, December 14, 2010, February 4, 2011, June 28, 2011, August 24, 2011, September 27, 2011, December 12, 2011, January 26, 2012, April 20, 2012, May 24, 2012, August 2, 2012, July 3, 2013, July 9, 2013, August 14, 2013 and August 28, 2013 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Rio Tinto, a public limited company incorporated under the laws of England and Wales, RTIH, a company incorporated under the laws of England and Wales, 7999674 Canada Inc., a company incorporated under the laws of Canada, 46117 Yukon Inc., a company incorporated under the laws of the Yukon Territory, Canada, and 535630 Yukon Inc., a company incorporated under the laws of the Yukon Territory, Canada.

Rio Tinto, through its group companies, has mining operations around the world. RTIH is a wholly owned subsidiary of Rio Tinto and is a major investment holding company for the group. 7999674 Canada Inc. is a wholly owned subsidiary of Rio Tinto and is not engaged in any activities. 46117 Yukon Inc. is a wholly owned subsidiary of Rio Tinto and is not engaged in any activities. 535630 Yukon Inc. is a wholly owned subsidiary of Rio Tinto and has not engaged in any activities except in connection with the acquisition of shares pursuant to the rights offering.

The principal executive office of Rio Tinto is located at 2 Eastbourne Terrace, London, W2 6LG, United Kingdom. The principal executive office of RTIH is located at 2 Eastbourne Terrace, London, W2 6LG, United Kingdom. The principal executive office of 7999674 Canada Inc. is located at Suite 1300 - 777 Dunsmuir Street, Vancouver BC, V7Y 1K2, Canada. The principal executive office of 46117 Yukon Inc. is located at 200 - 204 Lambert Street, Whitehorse, YT Y1A 3T2, Canada. The principal executive office of 535630 Yukon Inc. is located at 200 – 204 Lambert Street, Whitehorse, YT Y1A 3T2, Canada.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Rio Tinto Companies are set forth in Schedule A hereto and are incorporated by reference herein.

During the last five years, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Rio Tinto Companies have entered into a Joint Filing Agreement, dated January 15, 2014, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 13, 2014, pursuant to a rights offering by the Company, RTIH and 535630 Yukon Inc. acquired an aggregate of 510,983,220 Shares, representing 50.8 per cent. of Shares offered under the rights offering, for an aggregate consideration of CDN$1,292,797,546.60, representing a purchase price of CDN$2.53 per Share. The rights offering was fully subscribed. All of the Shares acquired by Rio Tinto were acquired pursuant to the basic subscription right.

Also on January 13, 2014, RTIH was issued 74,247,460 anti-dilution Series D share purchase warrants (the “Anti-Dilution Series D Warrants”) in connection with the rights offering, representing 100 per cent. of the issued and outstanding Anti-Dilution Series D Warrants. Subject to customary adjustment provisions, each Anti-Dilution Series D Warrant is exercisable until May 22, 2015 to purchase one Share at a price of US$4.31.

The funds for the purchase were obtained by RTIH and 535630 Yukon Inc. from the working capital of Rio Tinto.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The responses of the Rio Tinto Companies to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

Upon completion of the rights offering on January 13, 2014, each of the Rio Tinto Companies is deemed to beneficially own 1,021,966,440 Shares which represents 50.8 per cent of the Company’s outstanding Shares on a fully diluted basis.

If Rio Tinto were to fully exercise the Series D Warrants (described in the amended Schedule 13D filed on April 20, 2012), Rio Tinto would acquire an additional 74,247,460 Shares. Following such issuance, Rio Tinto would beneficially own 1,096,213,900 Shares representing 52.5 per cent of the outstanding Shares.

If Rio Tinto were to also fully exercise the Anti-Dilution Series D Warrants, Rio Tinto would acquire an additional 74,247,460 Shares. Following such issuance, Rio Tinto would beneficially own 1,170,461,360 Shares representing 54.2 per cent. of the outstanding Shares.

Rio Tinto has anti-dilution rights that permit it to acquire additional securities of the Company so as to maintain its proportional equity interest in the Company.

The percentage of Shares is based on 2,012,233,204 outstanding Shares, following completion of the rights offering.

In addition, the Shares deemed beneficially owned by each of the Rio Tinto Companies with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any other Shares which they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best respective knowledge of the Rio Tinto Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Rio Tinto Companies.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As described in Amendment No. 21 to Schedule 13D, the proceeds of the rights offering are being used to repay all amounts outstanding to the Rio Tinto Funding Company under the Interim Funding Facility and the New Bridge Facility.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc.

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited(1)

C	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited(1)

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited(1)

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(2)

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(2)

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(3)

(1)	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
(2)	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.

Exhibit Number	Description

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(3)

I	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010(4)

J	Agreement between RTIH and the Government of Mongolia dated June 8, 2011(5)

K	Press Release dated August 24, 2011(6)

L	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012(7)

M	Press Release dated January 24, 2012(7)

N	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012(8)

O	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012(9)

P	Press Release dated July 30, 2012(10)

Q	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.(11)

R	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013(12)

S	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013(13)

T	Memorandum of Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 23, 2013.(14)

U	New Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated August 23, 2013.(14)

(3)	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
(4)	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.
(5)	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
(6)	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.
(7)	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
(8)	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
(9)	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.
(10)	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.
(11)	Filed as an exhibit to the amended Schedule 13D on July 9, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
(12)	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.
(13)	Filed as an exhibit to the amended Schedule 13D on August 14, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
(14)	Filed as an exhibit to the amended Schedule 13D on August 23, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2014

Rio Tinto plc

By:	/s/ Eleanor Evans
Signature

Eleanor Evans / Company Secretary
Name/Title

Rio Tinto International Holdings Limited

By:	/s/ Eleanor Evans
Signature

Eleanor Evans / Director
Name/Title

7999674 Canada Inc.

By:	/s/ Julie Parent
Signature

Julie Parent / Corporate Secretary
Name/Title

46117 Yukon Inc.

By:	/s/ Julie Parent
Signature

Julie Parent / Secretary
Name/Title

535630 Yukon Inc.

By:	/s/ Julie Parent
Signature

Julie Parent / Secretary
Name/Title

SCHEDULE A

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

Rio Tinto plc

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	South Africa and United Kingdom

Sam Walsh	Chief Executive of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Christopher Lynch	Chief Financial Officer of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Robert Brown	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Vivienne Cox	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Michael Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Ann Godbehere	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada and United Kingdom

Richard Goodmanson	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Lord Kerr	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

John Varley	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Executive Officers

Hugo Bagué	Group Executive, Organisational Resources	2 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Name	Present Principal Occupation	Business Address	Citizenship
Jacynthe Coté	Chief Executive, Rio Tinto Alcan	1188 Sherbrooke Street West Montreal, QC H3A 3G2 Canada	Canada

Alan Davies	Chief Executive, Diamonds & Minerals	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Eleanor Evans	Company Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Andrew Harding	Chief Executive, Iron Ore	152-158 St George’s Terrace Perth, Western Australia 6000 Australia	Australia

Jean-Sébastien Jacques	Chief Executive, Copper	2 Eastbourne Terrace London W2 6LG United Kingdom	France

Harry Kenyon-Slaney	Chief Executive, Energy	Level 26, 123 Albert Street Brisbane, Queensland 4000 Australia	United Kingdom

Greg Lilleyman	Group Executive, Technology & Innovation	152-158 St George’s Terrace Perth, Western Australia 6000 Australia	Australia

Debra Valentine	Group Executive, Legal, External & Regulatory Affairs	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Rio Tinto International Holdings Limited Directors and Executive Officer
Directors

Mark Andrewes	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Eleanor Evans	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Dan Larsen	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Ulf Quellmann	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Germany

Executive Officer

Gemma Aldridge	Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Name	Present Principal Occupation	Business Address	Citizenship

7999674 Canada Inc. Directors and Executive Officers

Directors

Jocelin Paradis	Director and President	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Julie Parent	Director and Corporate Secretary	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Executive Officers

Lawrence Tal	Vice President	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Brett Salt	Vice President	Suite 1501, The Center 99 Queen’s Road Central Hong Kong	Australia

46117 Yukon Inc. Director and Executive Officer

Director

Jocelin Paradis	Director and President	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Executive Officer

Julie Parent	Secretary	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

535630 Yukon Inc. Director and Executive Officer

Director

Jocelin Paradis	Director and President	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

Executive Officer

Julie Parent	Secretary	1188 Sherbrooke Street West Montreal QC H3A 3G2 Canada	Canada

EXHIBIT INDEX

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc.

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited(1)

C	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited(1)

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited(1)

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(2)

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(2)

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(3)

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(3)

I	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010(4)

J	Agreement between RTIH and the Government of Mongolia dated June 8, 2011(5)

K	Press Release dated August 24, 2011(6)

L	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012(7)

M	Press Release dated January 24, 2012(7)

N	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012(8)

O	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012(9)

(1)	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
(2)	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
(3)	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
(4)	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2011.
(5)	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
(6)	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.
(7)	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
(8)	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
(9)	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.

Exhibit Number	Description

P	Press Release dated July 30, 2012(10)

Q	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.(11)

R	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013(12)

S	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013(13)

T	Memorandum of Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 23, 2013.(14)

U	New Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated August 23, 2013.(14)

(10)	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.
(11)	Filed as an exhibit to the amended Schedule 13D on July 9, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
(12)	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.
(13)	Filed as an exhibit to the amended Schedule 13D on August 14, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
(14)	Filed as an exhibit to the amended Schedule 13D on August 23, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.